FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Announcement of Change of Representative Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: March 26, 2010
	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

March 26, 2010

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Securities Code: 8755	TSE, OSE, NSE, SSE and FSE)

Announcement of Change of Representative Director

SOMPO JAPAN INSURANCE INC. (President and CEO: Masatoshi Sato) hereby announces the change of Representative Director as set forth below in accordance with a resolution passed by the Board of Directors at the meeting held on March 26, 2010.

(Effective on July 1, 2010)

(New Position)	(Name)	(Former Position)

Director, Chairman and Executive Officer	Masatoshi Sato	Representative Director, President and Chief Executive Officer

Representative Director, President and Chief Executive Officer	Kengo Sakurada	Director, Managing Executive Officer

Profiles of the officers above are included in the following pages.

End

Profile of new Chairman and Executive Officer

Name:	Masatoshi Sato
Date of birth:	March 2, 1949
Place of birth:	Tokyo

Education:
March, 1972	B.A. in Economics, Keio University

Summarized Resume:
April 1, 1972	Entered The Yasuda Fire & Marine Insurance Co., Ltd.
April 1, 1994	Branch General Manager, Yamanashi Branch
April 1, 1996	General Manager, System Planning Department
April 1, 1997	General Manager, Information Systems Department
April 1, 1999	General Manager, Presidential Staff Office
June 29, 2000	Director, General Manager, Presidential Staff Office
June 28, 2001	Director, Executive Officer, General Manager, Information Systems Department
April 1, 2002	Director, Managing Executive Officer
July 1, 2002	Director, Managing Executive Officer of SOMPO JAPAN INSURANCE, INC.
June 2, 2006	Representative Director, President and Chief Executive Officer

Profile of new President and Chief Executive Officer

Name:	Kengo Sakurada
Date of birth:	February 11, 1956
Place of birth:	Tokyo

Education:
March, 1978	B.A. in School of Commerce, Waseda University

Summarized Resume:
April 1, 1978	Entered The Yasuda Fire & Marine Insurance Co., Ltd.
December 1, 2000	General Manager, Consolidated Planning Department
April 1, 2002	General Manager, Business Strategy Planning Department
June 1, 2002	General Manager, Corporate Planning Department
July 1, 2002	General Manager, Corporate Planning Department of SOMPO JAPAN INSURANCE, INC.
July 1, 2005	Executive Officer, General Manager, Financial Institutions Department
April 1, 2007	Managing Executive Officer
June 27, 2007	Director, Managing Executive Officer